Exhibit 16.1

August 4, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 4, 2016 of Weis Markets, Inc. and are in agreement with statements contained in the second, third, fourth and fifth paragraphs of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning management's conclusion that the registrant did not maintain effective internal control over financial reporting as of September 26, 2015, included in the fourth paragraph of Item 4.01(a) therein, we considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2015 financial statements.

/s/ Ernst & Young LLP